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[] EX-99.1.

                 CHANGE OF SK GROUP(SK SECURITIES)STAKE IN POSCO

   SK Securities(the subsidiaries of SK Group), POSCO's largest shareholder, increase its ownership stake in POSCO as follows;




                                                                  (unit: Shares)
--------------------------------------------------------------------------------
        Company                            Before                        After
-------------------------- ------------------------------ ----------------------
       SK Telecom                             2,481,310                2,481,310
-------------------------- ------------------------------ ----------------------
     SK Securities                                    1                       90
-------------------------- ------------------------------ ----------------------
     SK Group Total                           2,481,311                2,481,400
-------------------------- ------------------------------ ----------------------